Exhibit 12
XL GROUP PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Nine Months Ended September 30,
(U.S. dollars in thousands, except ratios)	2014	2013
Earnings:
Pre-tax income (loss) from continuing operations	$15,058	$734,072
Fixed charges	181,759	196,812
Distributed income of equity investees	151,739	126,352
Subtotal	$348,556	$1,057,236
Less: Non-controlling interests	3,216	(300)
Preference share dividends	73,808	74,244
Total earnings (loss)	$271,532	$983,292

Fixed charges:
Interest costs	$96,147	$78,599
Accretion of deposit liabilities	3,730	36,231
Rental expense at 30% (1)	8,074	7,738
Total fixed charges	$107,951	$122,568
Preference share dividends	73,808	74,244
Total fixed charges and preference dividends	$181,759	$196,812

Ratio of earnings to fixed charges	2.5	8.0

Ratio of earnings to combined fixed charges and preference dividends	1.5	5.0

Deficiency - fixed charges only	N/A	N/A

Deficiency - fixed charges and preference dividends	N/A	N/A
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(1)	30% represents a reasonable approximation of the interest factor.